SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HP INC.

(Name of Subject Company (Issuer))

XEROX HOLDINGS CORPORATION

XHC ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

428236103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Louis J. Pastor

Executive Vice President & General Counsel

Xerox Holdings Corporation

P.O. Box 4505, 201 Merritt 7

Norwalk, Connecticut 06851-1056

(203) 968-3000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

and

Christopher J. Fisher

Associate General Counsel

Xerox Holdings Corporation

P.O. Box 4505, 201 Merritt 7

Norwalk, Connecticut 06851-1056

(203) 968-3000

(Name, address, including zip code, and telephone number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

James C. Woolery

Timothy M. Fesenmyer

Erik L. Belenky

King & Spalding LLP

1185 Avenue of the Americas

New York, New York 10036-2601

(212) 556-2100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$32,852,351,249.33	$4,264,235.19

(1)

Pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and solely for the purpose of calculating the filing fee, the market value of the securities to be received was calculated as the product of (1) 1,490,240,474 shares of common stock, par value $0.01 per share, of HP Inc., which we refer to as HP and which common stock we refer to as HP common stock (being the sum of (i) 1,453,187,484 shares of HP common stock outstanding (as reported in HP’s Annual Report on Form 10-K for the year ended October 31, 2019), (ii) 7,093,000 shares of HP common stock issuable upon the exercise of outstanding options (as reported in HP’s Annual Report on Form 10-K for the year ended October 31, 2019) and (iii) 29,960,000 shares of HP common stock subject to restricted stock units (as reported in HP’s Annual Report on Form 10-K for the year ended October 31, 2019), less ten shares of HP common stock in which Xerox has an ownership interest (which will not be tendered in the offer and will be cancelled in any merger with HP) and (2) the average of the high and low sale prices of HP common stock as reported on the New York Stock Exchange on February 27, 2020 ($22.05).

(2)	Computed in accordance with Rule 0-11 under the Exchange Act to be $4,264,235.19, which is equal to 0.0001298 multiplied by the transaction valuation of $32,852,351,249.33.

☒

Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,264,235.19	Filing Party:	Xerox Holdings Corporation
Form or Registration No.	Form S-4; Schedule TO	Date Filed:	March 2, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) originally filed on March 2, 2020 by Xerox Holdings Corporation, a New York corporation (“Xerox”), and XHC Acquisition Corp., a Delaware corporation (“Purchaser”), and relates to the third-party tender offer by Purchaser to exchange each issued and outstanding share of common stock, par value $0.01 per share (including the associated rights to purchase preferred stock), of HP Inc., a Delaware corporation (such shares of common stock, including the associated rights to purchase preferred stock, being referred to as “HP common stock”), for $18.40 in cash and 0.149 shares of common stock, $1.00 par value per share, of Xerox, the Cash Election Consideration (as set forth on the cover page of the Offer to Exchange) or the Stock Election Consideration (as set forth on the cover page of the Offer to Exchange), subject in each case to the election and proration procedures described in (1) the Offer to Exchange, dated March 2, 2020 (the “Offer to Exchange”), and (2) the related Letter of Election and Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

The information set forth in the Offer to Exchange, including all schedules thereto, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, except as otherwise set forth below.

Items 1 through 9 and Item 11

Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

The Offer was terminated on March 31, 2020. No shares of HP common stock were purchased by Purchaser pursuant to the Offer. Purchaser has instructed the exchange agent for the Offer to promptly return all shares of HP common stock to the tendering stockholders.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

XEROX HOLDINGS CORPORATION

By:	/s/ Giovanni Visentin
	Name:	Giovanni Visentin
	Title:	Vice Chairman and Chief Executive Officer

XHC ACQUISITION CORP.

By:	/s/ Giovanni Visentin
	Name:	Giovanni Visentin
	Title:	Chief Executive Officer

Date: March 31, 2020

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Exchange, dated March 2, 2020.*

(a)(1)(B)	Form of Letter of Election and Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on March 2, 2020.**

(a)(5)(A)	Press Release, dated March 2, 2020.**

(b)

Amended and Restated Commitment Letter, dated February 26, 2020, from Citigroup Global Markets Inc., Mizuho Bank, Ltd., Bank of America, N.A., MUFG Bank, Ltd., PNC Bank, National Association, Credit Agricole Corporate and Investment Bank, Truist Bank and SunTrust Robinson Humphrey, Inc.***

(d)	Not applicable.

(g)	Not applicable.

(h)	Form of Opinion of King & Spalding LLP.*
*	Incorporated by reference to the Xerox Registration Statement on Form S-4 filed on March 2, 2020.
**	Previously filed with the Schedule TO on March 2, 2020.
***	Incorporated by reference to the Xerox Current Report on Form 8-K filed on March 2, 2020.